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                                  EXHIBIT 3.1

                             AMENDMENT TO BY-LAWS OF
                     COMPUTER NETWORK TECHNOLOGY CORPORATION


     Section 7 of Article II of the by-laws of Computer Network Technology Corporation is hereby deleted in its entirety and replaced with the following:

          Section 7. Voting and Proxies. Except as otherwise provided in the Articles of Incorporation or any certificate of designations for preferred stock, at each meeting of the shareholders every shareholder shall be entitled to one vote in person or by proxy for each share of capital stock held by such shareholder, but no appointment of a proxy shall be valid for any purpose more than eleven (11) months after the date of its execution, unless a longer period is expressly provided in the appointment. Every appointment of a proxy shall be in writing (which shall include telegraphing, cabling, or telephotographic transmission), and shall be filed with the Secretary of the corporation at or before the meeting at which the appointment is to be effective. At all meetings of the stockholders, all matters, except as otherwise provided by law or in the Articles of Incorporation or in the By-laws, shall be decided by a vote of a majority of the votes cast by stockholders present in person or by proxy and entitled to vote thereat, a quorum being present.